Mary Jane’s Vape & Smoke Shop, Inc.

302 West Victory Dr.

Savannah GA 31405

Via EDGAR

December 21, 2018

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Scott Anderegg

Re: Mary Jane’s Vape & Smoke Shop, Inc.

Amendment 2 to Registration Statement on Form S-1

Filed December 6, 2018

File No. 333-227270

Dear Mr. Anderegg:

I write on behalf of Mary Jane’s Vape & Smoke Shop, Inc., (the “Company”) in response to Staff’s letter of December 13, 2018, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, filed December 6, 2018 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment 2 to Registration Statement on Form S-1

Dilution, page 26

1. Please revise your narrative discussion of historical net tangible book value of common stock as of September 30, 2018 to coincide with the most recent balance sheet on page F-2 in your preliminary prospectus. In that regard, similar revisions should be made to the pro forma net tangible book value of common stock as of September 30, 2018 assuming 100%

of common shares are sold in the offering. Lastly, please update the heading of the first line item in the table on page 27 to read 9/30/2018 rather than 6/30/2018.

In response to this comment, the Company revised the Dilution section of the registration statement as requested.

Management’s Discussion of Financial Condition and Results of Operation

Results of Operations for the Year Ended December 31, 2017 and Nine Months Ended September 30, 2018 and 2017, page 37

2. We reviewed the revisions to your disclosure in response to comment 4, that you expanded your MD&A discussion with respect to cost of revenues, among other things. It appears that you still have not addressed the reasons for the decrease in cost of revenues for the nine months ended September 30, 2018 as compared to the previous period. We note that in your discussion and analysis of revenue that you state you closed two stores and added new product lines during the nine months ended September 30, 2018. To the extent these factors also contributed to the change in cost of revenues, please expand your cost of revenues discussion and analysis to describe these factors or any others that contributed to the decrease in cost of revenues for the nine months ended September 30,

2018 as compared to the same period in 2017 to enhance investor understanding of your

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results of operations. Refer to Item 303(a)(3) of Regulation S-K.

In response to this comment, the Company expanded its cost of revenues discussion.

Note 1 - SUMMARY of Significant Accounting Policies

Going Concern, page F-6

3. It appears that your accumulated deficit is $471,562 rather than $480,587 as of September

30, 2018. Please revise or advise.

In response to this comment, the Company correct the number error.

Notes to the Financial Statements

Note 5 - Income Taxes, page F-10

4. We note the company has not established a valuation allowance for the deferred tax assets as it appears you believe it is more-likely-than-not that the amount of deferred tax assets recorded on the balance sheet at September 30, 2018 will be realized. In light of your cumulative losses incurred in fiscal year 2017 and for the nine months ended

September 30, 2018, and the uncertainty related to your financial viability as described under liquidity on page 37, please explain to us the basis for your conclusion that a valuation allowance is not necessary. Please describe your assessment of the positive and negative evidence you considered to overcome the determination that a valuation allowance is unnecessary. Refer to ASC 740-10-30-16 through 30-23.

In response to this comment, the Company described its assessment of the positive and negative evidence.

5. We note your disclosure that you recognized provisional amounts pertaining to the Tax

Cuts and Jobs Act. Please tell us and disclose the provisional amounts recognized in relation to the Tax Cuts and Jobs Act, and explain to us how these provisional amounts are reflected in the financial statements for the periods presented. We may have further comment.

In response to this comment, the Company revised to state no provisional amounts were recognized.

6. Please disclose the nature of the current and long-term deferred tax assets presented in the table on page F-10. In doing so, please reconcile the current deferred tax assets of $9,688 presented in the table at September 30, 2018 to the current deferred tax assets of

$15,887 presented in the balance sheet on page F-2 for the same period.

In response to this comment, the Company revised note 5.

7. Please disclose the amounts and expiration dates of operating losses, as previously requested. Refer to ASC 740-10-50-3. Please also disclose any recognized deferred taxes and/or valuation allowance associated with the operating losses at September 30, 2018.

In response to this comment, the Company revised note 5.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Moses Campbell

Moses Campbell

Enclosures:

Acknowledgment by the Company

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Mary Jane’s Vape & Smoke Shop, Inc.

302 West Victory Dr.

Savannah GA 31405

Via EDGAR

December 21, 2018

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Scott Anderegg

Re: Mary Jane’s Vape & Smoke Shop, Inc.

Amendment 2 to Registration Statement on Form S-1

Filed December 6, 2018

File No. 333-227270

Dear Mr. Anderegg

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated November 6, 2018 by the Commission’s Division of Corporation Finance, this correspondence shall serve as acknowledgment by the Company of the following:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
▪	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
▪	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Moses Campbell

Moses Campbell

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